UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170162

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company

Dear Ms. Ising:

This is in regard to your letter dated February 17, 2017 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Wells Fargo therefore withdraws its December 23, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Brandon Rees
American Federation of Labor and Congress of Industrial Organizations
brees@aflcio.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

February 17, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of AFL-CIO Reserve Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2016, we requested that the staff of the Division of Corporation Finance concur that our client, Wells Fargo & Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by AFL-CIO Reserve Fund (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent verifying that the Proponent has withdrawn the Proposal. In reliance on this communication, we hereby withdraw the December 23, 2016 no-action request.

Please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367 if you have any questions.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Brandon Rees, AFL-CIO Reserve Fund

GIBSON DUNN

EXHIBIT A

From:	Brandon Rees
To:	anthony.augliera@wellsfargo.com
Cc:	Kathryn.Purdom@wellsfargo.com; *** Shareholder Proposals - DC; Ising, Elizabeth A.
Subject:	RE: Proposal
Date:	Thursday, February 16, 2017 2:28:09 PM

Dear Anthony,

Thank you for your letter dated February 14th that describes the independent directors' comprehensive investigation into Wells Fargo's cross-selling sales practices and their commitment to make their findings public at the end of the investigation.

Your letter notes that the ICCR proposal calling for a such a report will be included in the company's proxy statement. Please note that the AFL-CIO will support the ICCR proposal, and we urge the Board of Directors to recommend that all shareholders do so as well.

I hereby withdraw the AFL-CIO Reserve Fund's shareholder proposal in recognition of the items noted in your February 14th letter. Please advise the SEC's Division of Corporation Finance that our proposal has been withdrawn. We look forward to a continued dialogue.

Sincerely,

Brandon Rees
AFL-CIO Office of Investment
brees@aflcio.org
202-637-5152

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of AFL-CIO Reserve Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, the stockholders of Wells Fargo & Company (the "Company") hereby request that the Board of Directors (the "Board") prepare a report on the Board's role in the oversight of the Company's management of risk related

> to the Company's cross-selling sales practices. The report shall be compiled at reasonable expense, omit proprietary information, and be publicly available by the 2018 annual meeting of stockholders.

The Proposal's supporting statement further discusses the Proponent's concerns regarding the Company's cross-selling sales practices and desire to help stockholders better understand the Board's response to such concerns.

A copy of the Proposal, and its supporting statement, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2017 Proxy Materials.

BACKGROUND

In September 2016, the Company reached settlements with the City Attorney of Los Angeles, the Consumer Financial Protection Bureau and the Office of the Comptroller of the Currency over allegations that some of the Company's retail banking customers received products they did not request (the "Settlement"). The Company has taken and is taking a number of actions to address those issues and mitigate sales practices risk following the Settlement, including addressing incentive compensation practices by eliminating product sales goals in the retail banking business effective October 1, 2016, and conducting an independent, enterprise-wide review of sales practices across the Company.

In addition, on September 27, 2016, the independent directors of the Company's Board of Directors announced that they had launched an independent investigation into the Company's retail banking sales practices and related matters (the "Independent Director Review"). The independent directors indicated that the investigation would be thorough, conducted with the due diligence it deserves, and will follow the facts wherever they lead. The independent directors also took a number of initial steps they believe were appropriate to promote accountability at the Company, including causing certain executive officers to forfeit incentive compensation. The Independent Director Review is ongoing, and the independent directors have publicly stated that they expect to make the findings public upon the completion of the investigation. In addition, the independent directors have stated that they may take other actions as they collectively deem appropriate, which may include further compensation actions before any additional equity awards vest or bonus decisions are made in early 2017, clawbacks of compensation already paid out, and other employment-related actions. In addition, the independent directors have indicated they will then take all appropriate actions to reinforce the right culture and ensure that lessons are learned, misconduct is addressed, and systems and processes are improved so there can be no repetition of similar conduct. *See* https://www.wellsfargo.com/about/press/2016/independent-directors-investigation_0927/.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." When a company receives two substantially duplicative proposals, the Staff has concurred that the company may exclude the later proposal if the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On October 7, 2016, before the Company received the Proposal on November 10, 2016, the Company received a proposal (the "Sisters' Proposal" and together with the Proposal, the "Proposals") from the Sisters of St. Francis of Philadelphia and various co-filers. *See* Exhibit B. The Company intends to include the Sisters' Proposal in its 2017 Proxy Materials.

The Sisters' Proposal states:

> RESOLVED, Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.
>
> The review and report should address the following:
>
> 1. An analysis of the impacts on the bank, its reputation, customers, and investors;
> 2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
> 3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
> 4. Evidence that incentive systems are aligned with customers' best interests;

5. Changes in Board oversight of risk management processes;
6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.

The standard that the Staff applies for determining whether proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals share the same focus. *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family stockholder conflicts of interest with non-family stockholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Both the Proposal and the Sisters' Proposal focus on, and request a Board report regarding, the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including cross-selling practices) relating to the Settlement and that, as discussed above, will be covered by the Independent Director Review. More specifically, both Proposals address the Board's role in overseeing the Company's risk management efforts regarding cross-selling practices. The express language of the Proposals demonstrate this overlap as the Proposal's Resolved clause requests that the report address "the Board's role in the oversight of the Company's management of risk related to the Company's cross-selling sales practices," and the Sisters' Proposal requests that "the Board commission a comprehensive report . . . on the root causes of fraudulent activity and steps taken to improve risk management and control processes," such as "[c]hanges in Board oversight of risk management processes."

Moreover, other language in the Proposals demonstrates that they share the same focus:

- *Both Proposals address cross-selling sales practices.* The Proposal is concerned with "inappropriate cross-selling practices" and describes cross-selling as "the practice of selling a different product or service to an existing customer." Specifically, the Proposal states that the Company "inappropriately sold products and services to retail customers that they had not requested." This concern is also addressed in the Sisters' Proposal, which addresses "consumer fraud, including setting up two million deposit and credit-card accounts for clients without their permission."

- *Both Proposals focus on the Company's exposure to risk and risk management efforts related to cross-selling*. The Proposal cites "risk related to cross-selling sales practices" and states that cross-selling creates "legal and regulatory risks for the Company" and damages the Company's reputation. It also notes that the Board has "taken certain steps to review the Company's cross-selling . . ." and requests a "report on the Board's role in the oversight of the Company's management of risk." The Sisters' Proposal likewise references "consumer fraud" and a variety of legal, regulatory and reputational risks resulting from cross-selling and cites a "lack of oversight of policies and practices."

- *Both Proposals seek to understand how the Board has responded to activities related to the Settlement and which will be covered by the Independent Director Review*. The Proposal notes that "a report will help shareholders better understand the Board's response to . . . concerns" about the Company's prior cross-selling sales practices. Similarly, in requesting a report from the Board, the Sisters' Proposal notes that "investors and customers still do not have a clear understanding of . . . the strategies in place to address" prior cross-selling practices.

The Staff previously has concurred in the exclusion of stockholder proposals because they are substantially duplicative even when the second proposal is more specific and targeted than the first proposal. For example, in *JPMorgan Chase &Co.* (avail. Mar. 14, 2011), the Staff concluded that a proposal that specifically requested a report on internal controls over its mortgage servicing operations could be omitted in reliance on Rule 14a-8(i)(11) as substantially duplicative of other previous proposals that asked for general oversight on the development and enforcement on already-existing internal controls related to loan modification methods. Irrespective of the differences in scope and detail, the principal focus and the core issue of general mortgage modification practices remained the same. *See also Exxon Mobil Corp.* (avail.

Mar. 19, 2010) (concurring in the exclusion of a proposal seeking consideration of a decrease in the demand for fossil fuels as substantially duplicative of a proposal asking for a report to assess the financial risks associated with climate change); *Lehman Brothers Holdings Inc.* (avail. Jan. 12, 2007) (concurring in the exclusion of a proposal requesting a report on independent expenditures and political contributions as substantially duplicative of a proposal that sought disclosure of monetary contributions made by the company to politically active organizations); *American Power Conversion Corp.* (avail. Mar. 29, 2002) (concurring in the exclusion of a proposal asking that the company's board of directors create a goal to establish a two-thirds independent board as substantially duplicative of a proposal that sought a policy requiring nomination of a majority of independent directors). Just as in these Staff precedents as well as in *Bank of America Corp.*, the overlap between the Proposal and the Sisters' Proposal still makes the Proposal excludable even though the Sisters' Proposal also asks for information about other, similar risk management efforts. Thus, the principal thrust of both the Proposal and the Sisters' Proposal is the same, namely, to produce a Board report regarding the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including cross-selling practices) relating to the Settlement and that will be covered by the Independent Director Review. Therefore, the Proposal substantially duplicates and is subsumed by the earlier-received Sisters' Proposal.

As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Therefore, because the Proposal has the same focus as, and overlaps with, the earlier received Sisters' Proposal, which the Company intends to include in the 2017 Proxy Materials, the Proposal may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Sisters' Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Heather Slavkin Corzo, AFL-CIO Reserve Fund

EXHIBIT A

From: Shelly Walden [mailto:Swalden@aflcio.org]
Sent: Thursday, November 10, 2016 6:23 PM
To: Augliera, Anthony R
Subject: AFL-CIO Shareholder Proposal

Dear Mr. Augliera,

Please find attached a shareholder proposal from the AFL-CIO. This has also been mailed via UPS. Thank you and have a pleasant day/weekend.

Shelly Walden - AFL-CIO, Office of Investment – 815 16th Street, NW, Washington DC 20006 Phone: 202-637-3900

American Federation of Labor and Congress of Industrial Organizations
815 16th St., NW
Washington, DC 20006
202-637-5000
www.aflcio.org

AFL-CIO

AMERICA'S UNIONS

November 10, 2016

Mr. Anthony R. Auglier, Corporate Secretary
Wells Fargo & Co.
MAC# D1053-300, 301 South College Street, 30th Floor
Charlotte, NC 28202

Dear Mr. Augliera:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of Wells Fargo & Co. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 2681 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

HSC

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 10, 2016

Mr. Anthony R. Auglier
Corporate Secretary
Wells Fargo & Co.
MAC# D1053-300, 301 South College Street, 30th Floor
Charlotte, NC 28202

Dear Mr. Augliera:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 2681 shares of common stock (the "Shares") of Wells Fargo & Co. beneficially owned by the AFL-CIO Reserve Fund as of November 10, 2016. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 10, 2016. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

Resolved, the stockholders of Wells Fargo & Company (the "Company") hereby request that the Board of Directors (the "Board") prepare a report on the Board's role in the oversight of the Company's management of risk related to the Company's cross-selling sales practices. The report shall be compiled at reasonable expense, omit proprietary information, and be publicly available by the 2018 annual meeting of stockholders.

Supporting Statement

If adopted, this proposal will urge the Board to provide enhanced transparency to stockholders regarding the Board's oversight of risk related to cross-selling sales practices. Cross-selling is the practice of selling a different product or service to an existing customer. In our Company's 2010 annual report, Chairman and CEO John Stumpf wrote that "I'm often asked why we set a cross-sell goal of eight. The answer is, it rhymed with "great." Perhaps our new cheer should be: "Let's go again, for ten!""

On September 8, 2016, our Company reached a $185 million settlement with the Consumer Financial Protection Bureau, the Comptroller of the Currency, and the Los Angeles City Attorney regarding allegations that Company employees inappropriately sold products and services to retail customers that they had not requested. Our Company had allegedly set sales goals and created an incentive system to increase the number of banking products and services that its employees sold to its customers.

These alleged improper sales practices included opening accounts, transferring funds, applying for credit cards, issuing debit cards, and enrolling in online-banking services without the consent of customers. Between 2011 and 2016, our Company had terminated the employment of approximately 5,300 employees for engaging in these inappropriate sales practices. In October 2016, our Company's Chairman and CEO John Stumpf and Community Banking head Carrie Tolstedt also left the Company.

Inappropriate cross-selling sales practices can create a variety of legal and regulatory risks for our Company. In its 2016 third quarter report, our Company disclosed that a variety of federal, state and local government agencies are investigating its sales practices. As of September 30, 2016, our Company estimated its total liability for probable and estimable litigation losses was approximately $1.7 billion at the high end.

Other risks from inappropriate cross-selling sales practices can include damage to our Company's brand name and reputation with its customers, potentially inflated financial results, and possibly higher credit losses from any inappropriately sold products. In addition, our Company faces allegations that it retaliated against employee whistleblowers who attempted to report inappropriate cross-selling sales practices.

We understand that the independent directors of Board have taken certain steps to review the Company's cross-selling, including hiring outside counsel to conduct an investigation into the Company's retail banking sales practices. In our view, the Board should go further by issuing a report on the Board's role in the oversight of the Company's management of risk related to cross-selling. We believe that such a report will help shareholders better understand the Board's response to these concerns.

EXHIBIT B

From: Nora Nash [mailto:nnash@osfphila.org]
Sent: Friday, October 07, 2016 8:19 AM
To: Augliera, Anthony R
Subject: RE: Business Standards Resolution

Good morning, Anthony,

I'm adding to the pains of the last few months, but hopefully, God's good intervention and the company's commitment to deep reflection, due diligence and ethical standards will get things back on track. Our goal is to empower Wells Fargo to strengthen every aspect of its reason for existence.

I am attaching the letter, resolution and verification letter. The hard copy will go in the mail today. There will be other ICCR co-filers over the next few weeks.

Peace and blessings!

Nora

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 7, 2016

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Anthony,

Peace and all good!

As Sisters of St. Francis of Philadelphia and members of the Interfaith Center on Corporate Responsibility, we seek to reflect our values, principles and mission in our investment decisions. As long-term shareholders of Wells Fargo, since 2005 a group of ICCR members have been regularly meeting with management on numerous issues related to the original social purpose of financial institutions – that of providing equitable and affordable access to credit.

Following 2008, we called on the top U.S. banks to conduct in-depth reviews of their codes of conduct and business operations to learn from past mistakes and correct the ethical and cultural lapses that were at the root of the crisis. Several banks complied with our request yet Wells Fargo maintained that its Vision and Values statement was sufficient proof of the company's commitment to ethical standards and an employee code of conduct that would safeguard the interests of all its customers, as well as society and the common good.

At our meeting last December, we pressed for disclosure and we were denied the truth. And now we are confronted with painful accounts of Wells Fargo's fraud in the Philadelphia Enquirer which likens the company to "a vault of deception" and its branches to "sweatshops, pushing products customers don't need." Our thoughts are for these customers - some 80,000 in Pennsylvania alone. In light of the scandal, we are embarrassed to say that Wells Fargo is our local bank as well as the bank for our congregation all across the United States.

The Sisters of St. Francis of Philadelphia are, therefore, submitting the enclosed shareholder proposal, "Review and Report on Business Standards." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by the SEC. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope management sees this latest crisis as a time that is ripe for reflection, reconciliation, strong leadership, full disclosure and a rebuilding of trust.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-766l Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

REVIEW AND REPORT ON BUSINESS STANDARDS

In September 2016, Wells Fargo reported a $185 million settlement with the Consumer Financial Protection Bureau due to long-term and widespread consumer fraud, including setting up two million deposit and credit-card accounts for clients without their permission.

Wells Fargo dismissed 5,300 employees for these illegal acts over 5 years, mostly sales employees with approximately 10% at the branch manager level.

The bank faced a firestorm of public criticism and CEO John Stumpf was required to testify before the Senate Banking Committee and House Financial Services Committee where he faced sharp bipartisan criticism. The U.S. Department of Justice is currently investigating the company which could lead to civil or even criminal charges. Additionally, the U.S. Department of Labor is conducting a “top-to-bottom review” for possible violations of federal labor laws. Separately, the Comptroller of California and Treasurer of Illinois have suspended their business relationships with the bank as a result of the scandal.

This is not the first time that lack of oversight of policies and practices led to systematic, ethical lapses and alleged illegal activities at Wells Fargo. In 2012 the bank entered into a $175 million settlement with the Department of Justice over allegations of widespread “discriminatory steering” of African-American and Hispanic borrowers into high-cost loans.

Multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public. Further, these impacts are expected to result in a loss of shareholder value.

While the Board initiated compensation clawbacks, for CEO Stumpf and Carrie Tolstedt totaling $60 million, investors and customers still do not have a clear understanding of the scope of the fraud or the strategies in place to address it in order to determine whether they are sufficient to prevent future lapses.

Resolved:
Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.

Supporting Statement:
Shareholders believe a full accounting of the systemic failures allowing these unethical practices to flourish are critical to rebuilding credibility with all stakeholders and will strengthen risk management systems going forward.

The review and report should address the following:

1. An analysis of the impacts on the bank, its reputation, customers, and investors;
2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
4. Evidence that incentive systems are aligned with customers’ best interests.
5. Changes in Board oversight of risk management processes;
6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.